September 26, 2014

Via EDGAR

Tom Kluck, Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:       Iron Mountain REIT, Inc. (the “Company”)
Registration Statement on Form S-4 Filed August 1, 2014 – File No. 333-197819

Dear Mr. Kluck:

The purpose of this letter is to respond to your letter of August 29, 2014 regarding the above registration statement.  For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 1 to the Form S-4. The Registration Statement on Form S-4, originally filed on August 1, 2014 (File No. 333-197819), as amended, is referred to herein as the “Registration Statement.”

General

1.   Please confirm that you will file with the Commission all materials used to aid in the solicitation of proxies. Please provide us with copies of these materials and indicate the date they were first used.

We confirm that the Company has filed, and will file, any materials used to aid in the solicitation of proxies. For materials used to date, we refer you to the presentation filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2014, by the Company pursuant to Rule 425 under the Securities Act of 1933, as well as the Current Report on Form 8-K filed before the formation of the Company by Iron Mountain Incorporated (“Iron Mountain”) with the SEC on June 25, 2014.

2.   Please ensure that you provide all of the disclosure required by Items 13, 14 and 15 of Form S-11. For example only, please disclose your average effective rent per unit or square foot as appropriate and your portfolio turnover policy. Please see Item B.2. of General Instructions to Form S-4.

We have revised our disclosure beginning on page 45 of the Registration Statement as requested to include a description of the investment policies of the Company, as required by Item 13 of Form S-11.

The Company notes that the instructions within Item 14 of Form S-11 require that information be furnished separately as to each property for which (1) the book value amounts to ten percent or more of the total assets of the registrant and its consolidated subsidiaries or (2) the gross revenue from which for the last fiscal

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September 26, 2014

year amounted to ten percent or more of the aggregate gross revenues of the registrant and its consolidated subsidiaries for the registrant’s last fiscal year. As of December 31, 2013, no single facility in Iron Mountain’s portfolio of real property represented greater than ten percent of Iron Mountain’s total consolidated assets, nor did any single facility account for greater than ten percent of Iron Mountain’s total consolidated gross revenues for the fiscal year ended December 31, 2013. Therefore, the Company believes that the requirements of Items 14 and 15 to describe materially important properties, and to provide certain operating data with respect to such materially important properties, are not applicable to the Company. Consequently, the Company has not provided disclosure responsive to Items 14 and 15 of Form S-11.

In response to your comment, and in order to provide additional disclosure to investors regarding our real estate portfolio, we have, however, revised our disclosure on page 45 of the Registration Statement to include a tabular description of Iron Mountain’s portfolio of real estate.

3.   Please disclose your period to period same store net operating income, to the extent you consider this metric to be a key performance indicator. Further, please quantify the number of same store move-ins and move-outs for the reporting period.

In connection with Iron Mountain’s conversion to a real estate investment trust (“REIT”) for federal income tax purposes effective for Iron Mountain’s taxable year commencing January 1, 2014 (the “REIT Conversion”), in the second half of 2013 Iron Mountain’s management implemented systems enhancements to support REIT reporting and asset tracking, including improving the way that Iron Mountain measures and presents same store net operating income. As a result of these systems enhancements, Iron Mountain’s measurement and presentation of same store net operating data for periods after January 1, 2014 is different from the measurement and presentation of similar information for periods prior to January 1, 2014. Consequently, Iron Mountain does not consider period to period same store net operating income to be a key performance indicator. In the future, however, as comparable period to period data becomes available, Iron Mountain expects to disclose period to period same store net operating income data for all periods during which it operated as a REIT (i.e., subsequent to January 1, 2014.

Iron Mountain’s business model is, in some ways, different than a typical REIT because Iron Mountain leases storage space in its facilities to a tenant, typically on a year-to-year basis, pursuant to an underlying agreement. The tenant is guaranteed a certain amount of storage space in Iron Mountain’s storage facilities but is not allocated a dedicated building or space in a particular building. In practice, Iron Mountain can, and sometimes will, for a variety of reasons, move cartons out of one facility and into a second facility. If Iron Mountain were to present move-in and move-out data, each such movement of cartons could be considered a move-out with respect to the first facility and a move-in with respect to the second facility. Consequently, the Company does not believe information

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with respect to move-ins and move-outs is a relevant metric for Iron Mountain’s business.

Iron Mountain believes that a more meaningful metric to understanding the net move-in and move-out activity from period to period is utilization percentage. Iron Mountain tracks both (1) the utilization percentage of its overall real estate portfolio (i.e., the percentage of its total square footage of real estate being actively used to store customer materials) and (2) the utilization percentage of its racked capacity (i.e., the percentage of its total square footage of racking space being actively used to store customer materials). These metrics allow Iron Mountain to track and understand net move-in and move-out activity and assess how well its real estate portfolio is being optimized.

In order to provide context for how Iron Mountain assesses net move-in and move-out activity, we have revised our disclosure on page 45 of the Registration Statement to include the following:

“We lease storage space in our facilities to a tenant, typically on a year-to-year basis, pursuant to an agreement. The tenant is guaranteed a certain amount of storage space in our storage facilities but is not allocated a dedicated building or space in a particular building. In practice, we can, and sometimes will, for a variety of reasons, move cartons out of one facility and into a second facility. In order to track net move-in and move-out activity of customer materials, as well as to assess the optimization of our real estate portfolio, we regularly assess the utilization of our overall real estate portfolio by tracking the percentage of our racked building capacity being actively used to store customer materials, or Total Building Utilization. Similarly, we also regularly assess our total racked capacity utilization by tracking the percentage of our total square footage of racking space being actively used to store customer materials, or Total Racking Utilization. As of June 30, 2014, our Total Building Utilization percentage and our Total Racking Utilization was approximately 82.9% and 91.2%, respectively.

4.   Please include a discussion of the volume of new or renewed leases, tenant concessions, and a comparison of new rents on renewed leases and new leases to prior rent.

Although certain REITs commonly hold their real estate interests for investment purposes, Iron Mountain holds its real estate interests both for investment purposes and for the operation of its records and information management services and data management services. Iron Mountain’s operations consist of providing non-dedicated storage rental space leases and associated services to a portfolio of more than 155,000 customers spread across a network of 1,073 buildings in 36 countries around the world. Non-dedicated space leases allow our customers to grow or decline in volume over the life of the contract based on their storage needs, while also reducing their risk of loss in the event of a natural disaster.  Given Iron Mountain’s non-dedicated space business model, the vast

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portfolio of customer contracts, and the fact that no customer accounted for more than 2% of Iron Mountain’s consolidated revenues for the year ended December 31, 2013, Iron Mountain typically assesses the operating performance of its storage rental business by analyzing changes in segment level storage rental volume and storage rental revenue, rather than assessing performance at the customer contract level.

In order to provide context regarding how Iron Mountain assesses its operating performance, we revised our disclosure beginning on page 44 of the Registration Statement to include the following:

“We store records, primarily paper documents and data backup media, and provide information management services that help organizations around the world protect their information, lower storage rental costs, comply with regulations, enable corporate disaster recovery, and better use their information for business advantages, regardless of its format, location or lifecycle stage. We offer comprehensive records and information management services and data management services, along with the expertise and experience to address complex storage and information management challenges such as rising storage rental costs, and increased litigation, regulatory compliance and disaster recovery requirements.

Storage rental is the key driver of our economics and allows us to expand our relationships with our customers through value-added services that flow from storage rental. Our storage operations consist of providing non-dedicated storage rental space leases to our customers. Non-dedicated space leases allow our customers to grow or decline in volume over the life of the contract based on their storage needs, while also reducing their risk of loss in the event of natural disaster. Given this non-dedicated space dynamic, the vast portfolio of customer contracts, and the fact that no customer accounted for more than 2% of our consolidated revenues as of the year ended December 31, 2013, we assess the performance of our storage rental business predominantly by analyzing trends in segment level storage rental volume and storage rental revenue. As of June 30, 2014, global records management net volumes increased by 7.6% over the ending volume at June 30, 2013, supported by a 17.9% volume increase in our international business. Consolidated storage rental revenue for the six months ended June 30, 2014 increased by 5.6% over the six months ended June 30, 2013 on a constant currency basis (calculated by translating the 2013 results at the 2014 average exchange rates).”

With respect to tenant concessions, Iron Mountain does offer certain inducements to its customers in order to generate new business. These inducements most commonly are in the form of free intake costs to transport a customer’s records to one of Iron Mountain’s facilities (including labor and transportation costs, collectively “Move Costs”), or payments made to a customer’s current records management vendor in order to terminate the customer’s existing contract with

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that vendor (“Permanent Withdrawal Fees”). Iron Mountain capitalizes these tenant concessions as customer acquisition costs. During the years ended December 31, 2013 and 2012, Iron Mountain capitalized approximately $16.2 million and $16.5 million, respectively, of Move Costs and Permanent Withdrawal Fees.

In order to provide context regarding the nature of Iron Mountain’s most common tenant concessions, we revised our disclosure on page 45 of the Registration Statement to include the following:

“We regularly offer tenant concessions to our customers in order to generate new business opportunities. Such concessions most commonly come in the form of providing free intake costs to transport a customer’s records to one of our facilities (including labor and transportation costs, or Move Costs) or payments that are made to a customer’s current records management vendor in order to terminate the customer’s existing contract with that vendor, or Permanent Withdrawal Fees. We capitalize these costs as customer acquisition costs. During the years ended December 31, 2013 and 2012, we capitalized approximately $16.2 million and $16.5 million, respectively, of Move Costs and Permanent Withdrawal Fees.”

Prospectus Cover Page

5.   Please revise to state the total number of shares of common stock to be issued by the registrant in the merger or advise. Refer to Item 501(b)(2) of Regulation S-K.

We have revised the prospectus cover page to state that the Company anticipates issuing up to a maximum of 200,000,000 shares of its common stock in connection with the merger.

Risk Factors

6.   Please disclose, if true, that you may change your targeted class of investments without shareholder notice or consent.

We have revised the disclosure on page 30 of the Registration Statement as follows:

The ability of our board of directors to change our major policies without the consent of stockholders may not be in the interest of our stockholders.

Our board of directors determines our major policies, including policies and guidelines relating to our investments, acquisitions, leverage, financing, growth, operations and distributions to our stockholders. Our board of directors may amend or revise these and other policies and guidelines from time to time without the vote or consent of our stockholders. Accordingly, our stockholders will have limited control over changes in our policies, and any such changes could adversely affect our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

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September 26, 2014

Unaudited Pro Forma Consolidated Financial Data

(C) Special E&P Distribution, page 50

7.   Please explain to us how you determined the 2014 Special Distribution estimated range of $600 million to $700 million, detailing the tax basis of Iron Mountain Incorporated prior to REIT Conversion as of January 1, 2014. Further, please provide to us the significant assumptions relied upon supporting your estimate of pre-REIT accumulated earnings and profits used as the basis of the 2014 Special Distribution.

Subsequent to the initial filing of the Registration Statement, Iron Mountain’s board of directors, on September 15, 2014, declared the 2014 Special Distribution in the amount of $700.0 million (the “Declared Amount”). Consequently, we have revised the disclosure to replace all references to the estimated range of the 2014 Special Distribution with references to the Declared Amount. As the amount of the 2014 Special Distribution has been declared by the board of directors, this amount is considered factually supportable for purposes of inclusion in the pro forma financial statements. Accordingly, we have elected not to provide further explanation regarding the estimated range or the assumptions underlying the estimates because the Company is no longer disclosing an estimated range.

To support the determination of the portion of the 2014 Special Distribution that consists of Iron Mountain’s accumulated earnings and profits, Iron Mountain followed the guidelines provided by Revenue Procedure 75-17 and utilized the Earning and Profits Computation Practice Guide issued by the AICPA Corporations & Shareholders Technical Resource Panel, as well as private letter rulings received by Iron Mountain from the Internal Revenue Service.

8.   In addition, please provide a sensitivity analysis within footnote (C) disclosing the impact on the various line items in the balance sheet if you only distributed the minimum and maximum earnings and profits of $600 and $700 million.

As noted above in response to comment 7, Iron Mountain’s board of directors declared the 2014 Special Distribution on September 15, 2014, in the amount of $700.0 million. Accordingly, we have revised the unaudited pro forma consolidated financial statements and related footnotes on pages 49 through 56 of the Registration Statement in order to reflect the impact of the Declared Amount.

Because the Declared Amount is an actual amount and we no longer present a range, we believe that a sensitivity analysis is no longer useful to investors.

9.   Please revise to show how you calculated the $520 million issuance of stock part of the earnings and profits adjustment (C). We are unable to reconcile this part of the adjustment to the pro forma balance sheet adjustments column.

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We have revised our disclosure on page 55 of the Registration Statement as requested to disclose the impact on the various line items in the balance sheet as a result of the 2014 Special Distribution, which was declared by Iron Mountain’s board of directors on September 15, 2014 in the amount of $700.0 million. The total amount of cash payable to all stockholders in the 2014 Special Distribution will be limited to a maximum amount, and, for the purposes of the pro forma financial statements included in the Registration Statement, we have assumed that (1) Iron Mountain will distribute that maximum amount of cash, equal to 20% of the aggregate 2014 Special Distribution, or $140.0 million, and (2) Iron Mountain will distribute the balance of the 2014 Special Distribution, or $560.0 million, in common stock of Iron Mountain Incorporated. The 2014 Special Distribution was recorded first as a charge to retained earnings of $271.5 million, to reduce retained earnings to zero, with the remaining amount charged to additional paid-in capital.

10. Please tell us how you determined not to have adjustments to your deferred income taxes on the pro forma balance sheet considering that you are entering into a REIT conversion.

In June 2014, upon receiving favorable private letter rulings necessary for its conversion to a REIT, Iron Mountain’s board of directors unanimously approved Iron Mountain’s conversion to a REIT for its taxable year beginning January 1, 2014. As such, Iron Mountain intends to elect REIT status effective January 1, 2014. As of June 30, 2014, the end of Iron Mountain’s second quarter of fiscal year 2014, Iron Mountain had (1) completed all significant actions necessary to qualify as a REIT, (2) committed to that course of action as evidenced by its board of directors’ unanimous approval of the REIT conversion, and (3) determined it had control over the outcome of whether certain temporary differences will result in taxable amounts in future years due to the REIT conversion. As a result, Iron Mountain’s financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 (filed with the SEC on July 31, 2014) reflect Iron Mountain’s conversion to a REIT as of January 1, 2014 (most notably the income tax benefit and the revaluation of Iron Mountain’s deferred income tax assets and liabilities). As these adjustments to Iron Mountain’s deferred income tax attributes were reflected in the actual balance sheet as of June 30, 2014, no adjustments to Iron Mountain’s deferred income taxes on the pro forma balance sheet as of June 30, 2014 were necessary. The Company supplementally advises the Staff that, as a result of the REIT conversion, Iron Mountain recorded during the three and six months ended June 30, 2014 a net tax benefit of $230.1 million and $212.2 million, respectively, for the revaluation of certain deferred tax assets and liabilities and other income taxes associated with the REIT conversion.

We have revised our disclosure on page 49 of the Registration Statement in order to clarify that the historical balance sheet as of June 30, 2014 reflects the conversion to a REIT.

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September 26, 2014

Exhibit Index, page EX-1

11. We note that you plan to file certain exhibits to your registration statement by amendment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement, and we may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review. The draft should be filed as EDGAR correspondence.

The Company has filed additional exhibits to the Registration Statement and will file those exhibits that have yet to be filed as promptly as possible.

In this connection, the Company has supplementally provided to you for your reference a draft legal opinion and a draft tax opinion.

12. We note your disclosure on page 50 regarding your revolving credit facility that you will use to pay the 2014 Special Dividend. Please file this as an exhibit in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to file it.

Iron Mountain, which, prior to the merger, will be the sole stockholder of the Company, will pay the 2014 Special Distribution. Iron Mountain has previously filed the revolving credit facility as Exhibit 10.1 to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 and listed the revolving credit facility as Exhibit 10.43 on its most recent Annual Report on Form 10-K filed February 28, 2014, which is incorporated by reference into the Registration Statement. Upon completion of the merger, the revolving credit agreement will be assumed by the Company.

*     *    *

As requested, the Company acknowledges that:

•     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the content of this letter, please do not hesitate to contact me at (617) 535- 8777.

Securities and Exchange Commission

September 26, 2014

Sincerely,

IRON MOUNTAIN INCORPORATED

By:	/s/ Ernest W. Cloutier
Ernest W. Cloutier
Executive Vice President and General Counsel